

March 30, 2012

Via E-mail
Hong Bu
Chief Financial Officer, Director
and Principal Financial and Accounting Officer
China Kangtai Cactus Bio-tech, Inc.
99 Taibei Road
Limin Economic and Technological Development Zone
Harbin, Heilongjiang Province, People's Republic of China 150025

> **Re: China Kangtai Cactus Bio-tech, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011 and Amended April 15, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 000-33097**

Dear Ms. Bu:

We have reviewed your March 15, 2012 response to our February 29, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by amending your filing, providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filings and the information you provide, we may raise additional comments.

Form 10-K/A (Amendment No. 1)

Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page F-8

1. In our March 23, 2012 telephone conference you indicated that you are uncertain whether excess product exists because you have never accepted returns for other than quality defects and noted that you do not have insight into the sales channel. However, we note that you have made public disclosure that excess inventory in the distribution channel exists (see for example page 6 of your Form 10-Q filed November 14, 2011) and that

Hong Bu
China Kangtai Cactus Bio-tech, Inc.
March 30, 2012
Page 2

page 3 of your February 3 2012 response also references "excess product in our distribution channel." Absent further clarification from you, we will rely on your public disclosure and your previous response to us that states excess inventory exists in the channel at the date of sale. It is within this context that we evaluated your March 15, 2012 restatement proposal. Our understanding of your March 15, 2012 proposal is that you propose to restate your financial statements to employ a policy of recognizing revenue and costs of good sold at the date you transfer inventory to the distributor and then at a later date reverse some portion or all of the revenue and costs of goods sold recognized for that inventory transaction to account for the excess product in your distribution channel. We are unable to identify the applicable U.S. GAAP that supports your proposal. We observe that the revenue recognition criteria must be evaluated for each transaction. If as your public disclosure indicates, there is excess inventory in the sales channel at the date you transfer inventory, then it would appear that the existence of such excess inventory when combined with your representation to us in a March 23, 2012 telephone conference that you do not have insight into the channel would preclude revenue recognition for that transaction at the date of inventory transfer. Please reevaluate your proposal in the context of your specific facts and circumstances.

2. We reference the following:
    - In your December 1, 2011 response letter, you state "For marketing reasons, these distributors order more than sufficient quantities of our products.";
    - The discussion in the first two paragraphs of page two of the February 3, 2012 response letter appears to indicate that you assume the credit risk that exists in the sales to the distributor's customers;
    - In the March 23, 2012 conference call, you indicate that the payment is not due until the distributor has resold the product to the customer.
    - On page 2 of your February 3, 2012 response you indicate that the company delivers under "informal liberal payment terms" and that you informally extended payment terms up to 90 days from delivery of product. In our March 23, 2012 telephone conference you indicated that payment terms may be extended 90 days or more.

    Based on these representations, it appears that the company has a business practice of permitting payment upon sell through by the distributor to its customer. In these circumstances, it appears that revenue recognition upon shipment would not be appropriate because the price is not fixed or determinable and/or collectibility is not reasonably assured on the date of the shipment of each individual transaction. It appears that recognizing revenue when the distributor resells to the end-user (sell-through method) or when payments from customers become due may be appropriate. Please revise your financial statements accordingly.

3. Your public disclosure and/or responses, both oral and written, indicate or suggest that excess inventory exists at the date of product transfer and that the company has a business practice of permitting payment upon sell through by the distributor to its

customer. Whether such conditions exist is a matter of fact that must be determined by the company. As we note in our comments above, if such conditions exists, it appears that the company may not be permitted under U.S. GAAP to recognize revenue until sell through occurs. If such conditions do not exist, then the significant increase in days sales outstanding raises question about whether the collectibility criteria is met at the date of product transfer or whether such increase was a function of conditions and events that occurred subsequent to product sale. If the collectibility criteria or other revenue recognition criteria are not met at the date of transfer, it would not be appropriate to recognize revenue. If the increase in days sales outstanding was a result of conditions that did not exist at the date of transfer, but arose subsequently such that recognition of revenue at the date of inventory transfer was appropriate, such conditions would nonetheless raise question about whether an increase in the Company's allowance for doubtful accounts and related bad debt expense should have been recorded in the period subsequent to inventory transfer that the subsequent conditions arose.

You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant